

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

September 4, 2009

Mr. Stuart Ehrlich
Chief Executive Officer
Atomic Guppy, Inc.
14911 Quorum Drive, Suite 140
Dallas, TX 75254

**Re: Atomic Guppy, Inc.
Form 10-K for Fiscal Year Ended October 31, 2008
Forms 10-Q for Fiscal Quarters Ended January 31, 2009
April 30, 2009 and June 30, 2009
File No. 000-31757**

Dear Mr. Ehrlich:

We have reviewed your filings and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your document. Please provide a written
response to our comments. Where indicated, we think you should revise your documents
in response to these comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2008

Controls and Procedures, page 11

1.   It does not appear you have performed your assessment of internal control over
        financial reporting as of October 31, 2008. Since you were required to file or
        filed an annual report for the prior fiscal year, it appears you are required to report

on your management's assessment of internal control over financial reporting. If you have not yet performed your assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

the Commission's release Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

The "Sarbanes-Oxley Section 404 A Guide for Small Business" brochure at http://www.sec.gov/info/smallbus/404guide.shtml.

2.   In addition, we note you did not include the conclusions of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, based on the evaluation of those controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 of the Exchange Act. The conclusion provided addresses the prior fiscal year ended October 31, 2007. Please revise accordingly.

Exhibits 31.1 and 31.2

3.   Please revise your certifications to strictly comply with our rules. For example, the certification should be properly dated and should refer to the "report," not the "quarterly report." Further, you have excluded the introductory language in paragraph 4 referring to responsibility for establishing and maintaining internal control over financial reporting as well as paragraph 4(b). Refer to SEC Release 33-8238 (June 2003). Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K.

Exhibit 32

4.   Please revise to provide a properly dated certification and reference to the report filed. You have referred to Form 10-KSB instead of Form 10-K and the certification is dated on February 13, 2008 prior to the fiscal year ended October 31, 2008.

Signatures

5.   We note the officer's signature is dated on February 13, 2008, prior to the end of the fiscal year of the report filed. Please revise.

Form 8-K dated July 28, 2009

Exhibit 99.1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 17

6.   Please provide your critical accounting policy with respect to revenue recognition.

7.   Please expand your goodwill impairment policy (recognition and measurement) on how you would conduct your impairment test. Refer to paragraphs 19 to 22 of SFAS 142.

WQN financial Statements

8.   Please revise to provide the disclosures required by SFAS 141 including, but not limited to, a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill.

Exhibit 99.3

9.   Please revise to provide a footnote to each of your pro forma adjustments with an explanation of the assumptions involved. Generally, each pro forma adjustment should be presented gross on the face of the pro forma statements. Where you have combined adjustments on the face of the statements, please provide a more detailed explanation of the components of the adjustments in your notes to the pro forma statements.

10.   Refer to the unaudited pro forma balance sheet. We note your adjustment of $160,150 to common stock. We note WQN received a total of 150,000,000 shares of common stock pursuant to the Share Exchange Agreement and

12,750,000 shares were exchanged for officers and director's compensation, notes and amounts payable as well as third party loans outstanding. We also note your adjustment of $201,238 to additional paid-in capital. However, we are unclear how you derived the pro forma adjustments to your equity accounts to give effect to the reverse recapitalization. Please explain and fully disclose how you derived the adjustments. Note the adjustments should reflect the pro forma effect of the number of shares issued in the transaction, similar to a stock split, after giving effect to any difference in par value of the entities' stock with an offset to paid-in capital. Retained earnings (deficiency) of Atomic Guppy should be eliminated and that of WQN should be carried forward after the adjustment.

11.   Please disclose the total number of shares issued and outstanding post acquisition.

Form 10-Q for the quarterly period ended June 30, 2009

Note A – Organization and Description of Business, page 4

12.   Please expand your disclosure to explain when the effect of the reverse merger transaction will be accounted for in the financial statements and that the capital structure of the consolidated entity will be different from that appearing in the historical financial statements of WQN due to the recapitalization accounting.

Note I – Subsequent Event, page 6

13.   Please advise us of any and all relationships existing with Consultant and Consultant's key employee prior to the execution of the consulting services agreement effective August 1, 2009. If appropriate, please revise to provide disclosure required by SFAS 57 and the terms under which the agreement may be terminated by the company. With a view towards transparency, please clarify the business reason for entering into this long-term consulting arrangement.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do   not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact, Donna Di Silvio, Staff Accountant at (202) 551-3202, or me at (202) 551-3377 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

/s/ Andrew Mew
Andrew Mew
Accounting Branch Chief